INTERNATIONAL TOWER HILL MINES LTD.


05005404

January 11th, 2005


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Securities and Exchange Commission
Office of International Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

FILE #82-3248

Dear Sirs:

SUPPL

Re: International Tower Hill Mines Ltd. (the "*Company*")
<u>Quarterly Report for period ended November 30, 2004</u>

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended November 30, 2004, which Report was mailed to the shareholders pursuant to National Instrument 54-101 on January 11, 2005.

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

PROCESSED
JAN 2 7 2005
THOMSON
FINANCIAL

"Anton J. Drescher"

Per:
Anton J. Drescher
President

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Encl.

#507, 837 West Hastings Street
Vancouver, B.C., V6C 1B6

Tel: (604) 685-1017
Fax: (604) 685-5777


SEC MAIL
RECEIVED
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International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

November 30, 2004

November 30, 2004 **Page**

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)

	For the three months ended		For the six months ended	
	November 30, 2004	November 30, 2003	November 30, 2004	November 30, 2003
Income				
Interest	$ 5	$ 1,079	$ 5	$ 2,607
Expenses				
Management fees	15,000	7,500	30,000	15,000
Office and miscellaneous	2,117	2,691	2,405	3,257
Professional fees	2,990	2,067	11,300	6,072
Rent	1,800	1,800	3,600	3,600
Stock exchange and filing fees	1,228	2,440	4,996	5,968
Transfer agent fees	1,187	1,529	2,487	2,498
Travel and promotion	238	-	238	868
	24,560	18,027	55,026	37,263
Other				
Gain on sale of marketable securities	9,140	-	9,140	-
Loss from operations	(15,415)	(16,948)	(45,881)	(34,656)
Deficit, beginning of period	(2,450,285)	(2,193,197)	(2,419,819)	(2,175,489)
Deficit, end of period	$ (2,465,700)	$ (2,210,145)	$ (2,465,700)	$ (2,210,145)
(Loss) per share (note 2)	$ (0.001)	$ (0.001)	$ (0.005)	$ (0.003)
Weighted average number of shares outstanding	9,012,183	9,012,183	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	Six months to November 30, 2004	Year ended May 31, 2004
Assets		
Current		
Cash and cash equivalents	$ 586	$ 111,180
Marketable securities (Note 3)	-	37,520
BC mining exploration tax credit receivable	6,149	6,149
Accounts receivable	4,525	5,833
Drilling advance	-	30,000
Prepaid expenses	238	1,642
	11,498	**192,324**
Term deposit	**2,500**	**2,500**
Mineral properties (Note 4)	**1,052,533**	**969,907**
	$ 1,066,531	**$ 1,164,731**
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 15,067	$ 68,886
Due to a shareholder	1,500	-
	16,567	**68,886**
Share Capital and Deficit		
Share capital (Note 5)	**3,515,664**	**3,515,664**
Deficit	**(2,465,700)**	**(2,419,819)**
	1,049,964	**1,095,845**
	$ 1,066,531	**$ 1,164,731**

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the three months ended		For the six months ended	
	November 30, 2004	November 30, 2003	November 30, 2004	November 30, 2003
Cash provided by (used for)				
Operating activities				
(Loss) for the period	$ (15,415)	$ (16,948)	$ (45,881)	$ (34,656)
Gain on sale of marketable securities	(9,140)	-	(9,140)	-
Changes in non-cash items:				
Accounts receivable	3,670	180	1,308	1,371
Accounts payable and accrued liabilities	(42,202)	(7,068)	(53,819)	(4,458)
Prepaid expenses	698	986	1,404	3,014
Drilling advance	-	-	30,000	-
Due to directors	1,500	-	1,500	-
	(60,889)	(22,850)	(74,628)	(34,729)
Investing activities				
Mineral property	-	-	(12,760)	-
Mineral property exploration costs	-	(1,150)	(69,866)	(1,150)
Proceeds on sale of marketable securities	46,660	-	46,660	-
	46,660	(1,150)	(35,966)	(1,150)
(Decrease) in cash and cash equivalents	(14,229)	(24,000)	(110,594)	(35,879)
Cash and cash equivalents, beginning of period	14,815	190,833	111,180	202,712
Cash and cash equivalents, end of period	$ 586	$ 166,833	$ 586	$ 166,833

1. Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2004, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd. ("*813034*"), an Alberta corporation.

b) Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

c) Marketable securities

Marketable securities are valued at the lower of cost or market. During the period, the Company disposed all of its shares.

d) Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written - off to operations.

2. Significant Accounting Policies *(continued)*

e) Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

f) Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding during the period was 9,012,183 (2003 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

g) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

h) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i) Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

(Expressed in Canadian dollars)

2. Significant Accounting Policies *(continued)*

j) Stock based compensation

Effective June 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

k) Joint venture accounting

Where the Company's exploration and development activities are conducted with others, the accounts reflect only the Company's proportionate interest in such activities.

3. Marketable Securities

	2004	2003
Marum Resources Inc.	$ -	$ 37,520

At November 30, 2004 the Company disposed all of 469,000 shares of Marum Resources Inc. (2003 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga Project joint venture, with a historical cost of $51,590.

4. Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	2004 Total	2003 Total
Acquisition costs			
Beginning balance	$ 205,000	$ 205,000	$ 258,550
Lease costs	12,760	12,760	-
Ending balance	217,760	217,760	258,550

(Expressed in Canadian dollars)

4. Mineral Properties *(continued)*

	Siwash Silver Leases	2004 Total Deferred exploration	2003 Total Deferred exploration
Beginning balance	764,907	764,907	839,732
Assay and sampling	3,120	3,120	-
Drilling	51,052	51,052	-
Miscellaneous	-	-	1,150
Geological assessment report	6,150	6,150	-
Surveying	9,544	9,544	-
Ending balance	834,773	834,773	840,882
Total deferred costs	**$1,052,533**	**$ 1,052,533**	**$ 1,099,432**

a) Siwash Silver Leases

i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid in annual instalments of $12,500 all of which have been paid.

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. ("*Brenda*") to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

(Expressed in Canadian dollars)

4. Mineral Properties *(continued)*

ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company's Siwash Silver Leases in the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (which has been paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

iii) The Company staked an additional 99 Claims in the Similkameen Mining Division of British Columbia, at a cost of $5,730.

b) Chinchaga Project

On January 29, 1999, the Company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The Company committed to contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 could be made through private placement for shares in Marum Resources Inc. The Company would receive a 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows:

$ 150,000	before June 30, 1999 for first 25% interest
$ 150,000 (amended)	before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company had earned its 50% interest in the project through the advance of $270,000 as detailed above. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount, and in the year May 31, 2004 the balance was written-off.

c) Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government. During the year end May 31, 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

(Expressed in Canadian dollars)

4. **Mineral Properties** *(continued)*

d) Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta. During May 31, 2004, the deferred costs related to the property were written off as no work is currently planned on the property.

5. **Share Capital**

Authorized:
20,000,000 common shares without par value

Issued	2004 Number of Shares	2004 Amount	2003 Number of Shares	2003 Amount
Balance, beginning *and end of period*	9,012,183	$3,515,664	9,012,183	$3,515,664

6. **Earnings Per Share**

Fully diluted earnings per share has not been disclosed in 2004 or 2003 as the results are anti-dilutive.

7. **Related Party Transactions**

During the year the Company paid and accrued $30,000 (2003 - $15,000) in management fees and $856 (2003 - $803) in professional fees to a company controlled by an individual who is a director of the Company.

8. **Income Taxes**

The Company has resource deduction tax pools, which do not expire, of approximately $2,578,348 available to offset future taxable income.

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("*GAAP*")**

These financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(Expressed in Canadian dollars)

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("*GAAP*") (*continued*)**

a) **Mineral property exploration and development**

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	For the six months ended November 30, 2004	November 30, 2003
Consolidated statement of operations and deficit		
Income (loss) for the year under Canadian GAAP	$ (45,881)	$ (34,656)
United States GAAP	$ (45,881)	$ (34,656)
Gain (loss) per share – US GAAP	$ (0.005)	$ (0.003)
Consolidated balance sheet		
Assets		
Mineral Properties		
Canadian GAAP	$ 1,052,533	$ 1,099,432
Resource property expenditures (cumulative)	(834,773)	(840,882)
United States GAAP	$ 217,760	$ 258,550
Deficit		
Canadian GAAP	$ (2,465,700)	$(2,210,145)
Resource property expenditures (cumulative)	(834,773)	(840,882)
United States GAAP	$(3,300,473)	$(3,051,027)

b) **Marketable securities**

Under United States GAAP, the Company would classify the marketable securities as "*Securities available for resale*". The carrying value on the balance sheet at November 30, 2004 would be $Nil (2003 -$37,520) and the unrealized gain (loss) would be posted to shareholder's equity $9,140 (2003 - $nil).

(Expressed in Canadian dollars)

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("*GAAP*") (*continued*)

c) Stock based compensation

Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("*SFAS 123*") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 123. Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant.

d) Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States GAAP for the periods ended November 30, 2004 and 2003 was 9,012,183.

e) Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools. This asset would have been reduced to $nil by a valuation allowance. This results in no difference in net income reported between Canadian and United States GAAP.

f) New accounting pronouncements

In July 2001, FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

INTERNATIONAL TOWER HILL MINES LTD.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: 604.685.1017
Fax: 604.685.5777

January 11th, 2005


SEC MAIL
PROCESSING
RECEIVED
JAN 2 2005
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MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the six months ended November 30th, 2004. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to International Tower Hill Mines Ltd. is available on SEDAR at www.sedar.com.

Overview

We are a British Columbia incorporated company. We were originally incorporated under the name "*Ashnola Mining Company Ltd.*" on May 26, 1978. We changed our name to "*Tower Hill Mines Ltd.*" on June 1, 1988, and subsequently changed our name to "*International Tower Hill Mines Ltd.*" on March 15, 1991.

Our wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999. We incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation. Our subsidiary does not have any operations except for holding permits for our Alberta properties in its name.

We are publicly traded on the TSX Venture Exchange under the trading symbol "*ITH*". We trade on the OTC BB under the trading symbol "*ITHMF*", and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol "*IW9*".

Since inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties. Our current property interests are held for the purposes of exploration for precious metals and diamonds. Any exploration and sampling activities that we may conduct are generally carried out during the months of May through September. During the months of October to March, snow often prevents effective exploration and sampling activities. Drilling, however, can be conducted on a year-round basis.

Our properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves. The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets. Any drilling operations are

conducted with small scale equipment only. We are only required to obtain permits when mechanized equipment is used by our contractors. We obtain any permits that we may require from the provincial government ministry responsible for mining operations in which our property is situated. The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec. In British Columbia, we are required to file an application form and mark the actual property with stakes. The Company currently has permits in Quebec.

We are currently evaluating whether to continue exploration of the mineral properties in which we currently hold an interest in and whether we may acquire additional properties for exploration and development. We currently hold interests in the following properties: Siwash Creek Property, British Columbia; Torngat Property, Quebec; Fort Vermillion Property, Alberta; and Chinchaga Property, Alberta.

Siwash Creek Property

We carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects. The 2004 program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property. Drill results to date indicate a similar style of mineralization as that found at Brenda Mines. In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of approximately 125 meters. Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E. A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs. 50 metres of meta-volcanics were intersected. This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper. The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne. Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property. These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

Our future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

Torngat Property

Although we have no current plans to carry out an exploration program on the Torngat property we may, at some point in the future, carry out a follow-up sampling and mapping program on the property with the objective to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

Fort Vermillion Property

We have no current plans to carry out any exploration on the Fort Vermillion Property.

Chinchaga Property

To date, cumulative exploration activities that we have carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities. We have placed the Chinchaga Property on hold in respect of ongoing exploration.

Recent Events

At our annual shareholders meeting held on October 29th, 2004, the shareholders approved the following:

- the appointment of MacKay LLP, Chartered Accountants, as our auditors for the ensuing year and authorized our directors to fix the remuneration to be paid to the auditors;

- election of the following directors for the ensuing year:
  Anton J. Drescher
  Norman J. Bonin
  Rowland Perkins

- approval of a special resolution to alter our Notice of Articles to remove the application of the Pre-Existing Company Provisions prescribed under the *Business Corporations Act* (British Columbia);

- approval of a special resolution to adopt a new form of Articles; and

- approval of the implementation of a formal Stock Option Plan wherein we may grant options to our directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in our profitability.

On November 18th, 2004, we filed our Form 20-F Annual Report with the Securities and Exchange Commission as required by the *Securities Exchange Act of 1934*, ;which Annual Report provides a detailed description of our business and activities during the fiscal year ended May 31, 2004, together with our operating and financial review and prospects. A copy of the Annual Report was also filed on SEDAR as our Annual Information Form.

Plan of Operation

Our plans over the next 12 months are to proceed with additional exploration of the Siwash Property, subject to raising sufficient capital, likely by the issuance of equity securities or by way of joint venture. We have retained Apex Geoscience Limited, of Edmonton, Alberta, to prepare a 43-101 report on our Siwash Property, which we expect to receive shortly.

While we may evaluate properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months. In the event that we decide to purchase additional properties, we will finance such a purchase through the sale of marketable securities.

Our long-term goal is to seek out and acquire additional properties for exploration and development, as well as carry out additional exploration programs on our Siwash Creek Property as warranted, subject to funding.

Summary of Quarterly Results

Description	Six months ended Nov. 30 2004 $	Three months ended Aug. 31 2004 $	Year ended May 31 2004 $	Nine months ended Feb 29 2004 $	Six months ended Nov. 30 2003 $	Three months ended Aug. 31 2003 $	Year ended May 31 2003 $	Nine months ended Feb 28 2003 $
Net Revenues	5	0	4,519	3,763	2,607	1,528	7,023	5,138
Net income or loss for period								
Total	(15,415)	(30,466)	(244,330)	(45,170)	(34,656)	(17,708)	(57,978)	(45,150)
Per share	(0.001)	(0.003)	(0.03)	(0.005)	(0.003)	(0.001)	(0.01)	(0.005)

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.

Liquidity and Capital Resources

As of November 30, 2004, we reported cash and cash equivalents of $586 compared to $166,833 for the six months ended November, 2003. The decrease of $166,247 in cash was for operating expenses and carrying out the 2004 diamond drill program on the Siwash Creek property. We have historically satisfied our capital needs by issuing securities.

As of November 30, 2004, we had a working capital deficiency of $5,069, compared to a working capital reserve of $203,587 as at November 30, 2003. We anticipate that our working capital reserve is insufficient to cover our current administrative and operating expenses. We estimate that we will require approximately $7,500 per month, or $90,000 annually, to fund our general and administrative expenses. We have historically satisfied our capital needs primarily by issuing equity securities, although there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.

We expect that we will operate at a loss for the foreseeable future. We will require additional financing to fund further exploration of our mineral properties or to acquire additional mineral properties. We have historically satisfied our capital needs primarily by issuing equity securities. We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We did not raise any funds for either of the six months ended November 30, 2004 and November 30, 2003.

Results of Operations

For the six months ended November 30, 2004 we reported nominal interest income of $5 compared to interest income of $1,079 for the six months ended November 30, 2003. The interest we earned in 2004 decreased as a result of the depletion of our cash reserves for administrative and operating expenses and to carry out the 2004 diamond drill program on the Siwash Creek property. For the three months ended November 30, 2004, we had net losses of $15,415 as compared to net losses of $16,948 for the three months ended November 30, 2003.

General and administrative (operating) expenses for the six months ended November 30, 2004 consisted of management fees of $30,000 (2003 - $15,000), professional fees of $2,990 (2003 - $2,067), rent of $1,800 (2003 - $1,800), stock exchange and filing fees of $1,228 (2003 - $2,440), transfer agent fees of $1,187 (2003 - $1,529) office and miscellaneous of $2,117 (2003 - $2,691). As well, travel and promotion costs of $238 were incurred during the six months ended November 30, 2004 and a gain of $9,140 on the sale of marketable securities was incurred during the three months ended November 30, 2004.

During the six months ended November 30, 2004 and the six months ended November 30, 2003, no share purchase warrants or stock options were granted or exercised.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Transactions with Related Parties

During the six months ended November 30, 2004 we paid and accrued management fees of $30,000 (2003 - $15,000) and professional fees of $856 (2003 - $803) to a company controlled by one of our directors.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Anton J. Drescher, Chief Executive Officer of **International Tower Hill Mines Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **International Tower Hill Mines Ltd.**, (the "*Issuer*") for the interim period ending **November 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 11th, 2005

"Anton J. Drescher"
Anton J. Drescher,
Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Norman J. Bonin, Chief Financial Officer of **International Tower Hill Mines Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **International Tower Hill Mines Ltd.**, (the "*Issuer*") for the interim period ending **November 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 11th, 2005

"Norman J. Bonin"

Norman J. Bonin,

Chief Financial Officer